                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                AGRIBIOTECH, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    008494106
                                 (CUSIP Number)


                                 August 31, 1998
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

--------------------------------------------
CUSIP No. 008494106                            13G
--------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Soros Fund Management LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]

                                                              (b) [X]

--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            4,562,882
                     -----------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     -----------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                4,562,882
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,562,882
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.56%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
--------------------------------------------------------------------------------




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 9 Pages

--------------------------------------------
CUSIP No. 008494106                                 13G
--------------------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]

                                                               (b)  [X]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     -----------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,562,882
     OWNED BY
                     -----------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,562,882
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,562,882
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.56%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 9 Pages
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--------------------------------------------
CUSIP No. 008494106                            13G
--------------------------------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Stanley F. Druckenmiller (in the capacity described herein)
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]

                                                                (b)  [X]

--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     -----------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,562,882
     OWNED BY
                     -----------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,562,882
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,562,882
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.56%
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 4 of 9 Pages

Item 1(a)                          Name of Issuer:
                                   ----------------

                                   AgriBioTech, Inc. (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   ----------------------------------------
                                   Offices:
                                   --------

                                   120 Corporate Park Drive
                                   Henderson, Nevada 89014


Items 2(a)                         Name of Person Filing:
                                   ----------------------

                                   This  Statement  is  filed on  behalf  of the
                                   following    persons    (collectively,    the
                                   "Reporting Persons"):

                                   i)       Soros Fund Management LLC, a
                                            Delaware Limited liability
                                            company ("SFM LLC");

                                   ii)      Mr. George Soros ("Mr. Soros"); and

                                   iii)     Mr. Stanley F. Druckenmiller ("Mr.
                                            Druckenmiller").

                                    This Statement relates to Shares (as defined
                                    herein)  held  for the  account  of  Quantum
                                    Partners  LDC,  a  Cayman  Islands  exempted
                                    duration company ("Quantum  Partners "). SFM
                                    LLC, a Delaware limited  liability  company,
                                    serves as  principal  investment  manager to
                                    Quantum  Partners  and,  as  such,  has been
                                    granted investment discretion over portfolio
                                    investments,  including the Shares, held for
                                    the account of Quantum  Partners.  Mr. Soros
                                    is   the    Chairman   of   SFM   LLC.   Mr.
                                    Druckenmiller is the Lead Portfolio Manager and a member of the Management Committee of SFM LLC.

Item 2(b)                          Address of Principal Business Office:
                                   -------------------------------------

                                   The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.


Item 2(c)                          Citizenship:
                                   ------------

                                   i)  SFM LLC is a  Delaware  limited
                                       liability  company;

                                   ii) Mr. George Soros is a United States
                                       citizen; and

                                   iii) Mr. Stanley F. Druckenmiller is a United States citizen.


                                Page 5 of 9 Pages

Item 2(d)                          Title of Class of Securities:
                                   -----------------------------

                                   Common Stock, par value $0.001 per share (the "Shares")

Item 2(e)                          CUSIP Number:
                                   -------------

                                   008494106

Item 3                             Not applicable.



Item 4.                            Ownership:
                                   ----------

Item 4(a)                          Amount Beneficially Owned:
                                   --------------------------

                                   Each of the Reporting Persons may be deemed the beneficial owner of 4,562,882 Shares held for the account of Quantum Partners (including 914,900 Shares subject to immediately exercisable warrants).


Item 4(b)                          Percent of Class:
                                   -----------------

                                   The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 11.56% of the total number of Shares outstanding.



Item 4(c)                          Number of shares as to which such person has:
                                   ---------------------------------------------

                                          SFM LLC
                                          -------

                                   (i)   Sole power to vote or to direct the
                                         vote: 4,562,882

                                   (ii) Shared power to vote or to direct the vote: -0-

                                  (iii) Sole power to dispose or to direct the disposition of: 4,562,882

                                   (iv)  Shared power to dispose or to direct
                                         the disposition of:  -0-

                                   Mr. Soros
                                   ---------


                                    (i) Sole power to vote or to direct the
                                        vote: -0-


                                Page 6 of 9 Pages

                                   (ii) Shared  power to vote or to direct the
                                        vote: 4,562,882

                                  (iii) Sole power to dispose or to direct the
                                        disposition of:  -0-

                                   (iv) Shared power to dispose or to direct the
                                        disposition of: 4,562,882

                                   Mr. Druckenmiller
                                   -----------------

                                    (i)  Sole power to vote or to direct the
                                         vote: -0-

                                   (ii) Shared power to vote or to direct the vote: 4,562,882

                                  (iii) Sole power to dispose or to direct the disposition of: -0-

                                   (iv) Shared power to dispose or to direct the
                                        disposition of: 4,562,882

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   Not Applicable

Item 6                             Ownership of More than Five Percent on
                                   ------------------------------------------
                                   Behalf of Another Person:
                                   -------------------------

                                   The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.


Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable

Item 8                             Identification and Classification of Members
                                   --------------------------------------------
                                   of the Group:
                                   -------------

                                   Not Applicable

Item 9                             Notice of Dissolution of Group:
                                   ------------------------------

                                   Not Applicable


                                Page 7 of 9 Pages

Item 10                            Certification:
                                   --------------


         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 8 of 9 Pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 9, 1998            SOROS FUND MANAGEMENT LLC


                                    By: /s/ Michael C. Neus
                                        ----------------------
                                       Michael C. Neus
                                       Assistant General Counsel

Dated: September 9, 1998            GEORGE SOROS


                                     By: /s/ Michael C. Neus
                                        --------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

Dated: September 9, 1998            STANLEY F. DRUCKENMILLER


                                     By: /s/ Michael C. Neus
                                        --------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                Page 9 of 9 Pages